United States securities and exchange commission logo





                         October 13, 2022

       Jamie Iannone
       Chief Executive Officer
       eBay Inc.
       2025 Hamilton Avenue
       San Jose, CA 95125

                                                        Re: eBay Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 21,
2022
                                                            File No. 001-37713

       Dear Jamie Iannone:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                         Sincerely,


                         Division of Corporation Finance

                         Disclosure Review Program